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Follow-Up Materials

04035585

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-1 **FISCAL YEAR:** ____

(03/94)

File No. 83-1
Regulation IA
Rule 2 (a)

IADB

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2003
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Not applicable: There were no purchases or sales by the Bank of its primary obligations during the quarter.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex A are the financial statements, as of December 31, 2003, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

ORDINARY CAPITAL

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in thousands of United States dollars

	December 31, 2003		December 31, 2002	
ASSETS				
Cash and investments				
Cash	$ 347,038		$ 205,858	
Investments				
Trading	11,371,657		11,298,628	
Held-to-maturity	3,607,578	$15,326,273	3,391,282	$14,895,768
Loans outstanding	50,654,815		47,957,857	
Allowance for loan losses	(183,165)	50,471,650	(1,560,885)	46,396,972
Accrued interest and other charges				
On investments	109,035		113,688	
On loans	601,803		694,037	
On swaps, net	188,304	899,142	181,719	989,444
Receivable from members				
Capital subscriptions	2,270		6,191	
Non-negotiable, non-interest bearing demand obligations	422,663		499,506	
Amounts to maintain value of currency holdings	68,092	493,025	244,774	750,471
Currency and interest rate swaps				
Investments—trading	140		18,860	
Borrowings	1,680,486	1,680,626	1,293,803	1,312,663
Other assets				
Property, net	293,690		287,152	
Unamortized borrowing costs	243,248		143,972	
Miscellaneous	261,700	798,638	254,386	685,510
Total assets		$69,669,354		$65,030,828
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 1,569,093		$ 729,434	
Medium- and long-term	48,719,644	$50,288,737	48,129,872	$48,859,306
Currency and interest rate swaps				
Investments—trading	306,077		288,829	
Loans	46,736		64,932	
Borrowings	666,520	1,019,333	613,362	967,123
Payable for investment securities purchased		165,235		—
Amounts payable to maintain value of currency holdings		199,429		32,888
Accrued interest on borrowings		718,997		781,735
Accounts payable and accrued expenses		165,782		121,014
Total liabilities		52,557,513		50,762,066
Equity				
Capital stock				
Subscribed—8,368,379 shares	100,951,374		100,951,374	
Less callable portion	(96,611,180)		(96,611,180)	
	4,340,194		4,340,194	
General reserve	9,622,616		7,217,356	
Special reserve	2,665,500		2,665,500	
Accumulated other comprehensive income	483,531	17,111,841	45,712	14,268,762
Total liabilities and equity		$69,669,354		$65,030,828

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND GENERAL RESERVE

Expressed in thousands of United States dollars

	Years ended December 31, 2003	2002
Income		
Loans		
Interest	$2,602,359	$2,615,576
Credit commissions	59,769	564
Supervision and inspection and other fees	48,585	22,731
	2,710,713	2,638,871
Investments	298,032	318,596
Other	18,732	27,384
Total income	3,027,477	2,984,851
Expenses		
Borrowing expenses		
Interest	1,577,381	1,801,147
Amortization of borrowing costs	49,428	37,520
Debt repurchase costs	9,246	2,694
	1,636,055	1,841,361
Provision (credit) for loan and guarantee losses	(1,369,707)	99,884
Administrative expenses	327,795	315,972
Total expenses	594,143	2,257,217
Operating income	2,433,334	727,634
Net loss from hedging activities under SFAS 133	(874)	(18,899)
Net income	2,432,460	708,735
Allocation to the Fund for Special Operations	(27,200)	(27,200)
Addition to general reserve for the year	2,405,260	681,535
General reserve, beginning of year	7,217,356	6,535,821
General reserve, end of year	$9,622,616	$7,217,356

STATEMENT OF COMPREHENSIVE INCOME

Expressed in thousands of United States dollars

	Years ended December 31, 2003	2002
Net income	$2,432,460	$ 708,735
Other comprehensive income		
Translation adjustments	449,246	372,928
Net loss on cash flow hedges under SFAS 133	(11,427)	(38,891)
Total other comprehensive income	437,819	334,037
Comprehensive income	$2,870,279	$1,042,772

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in thousands of United States dollars

	Years ended December 31, 2003	2002
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (8,415,900)	$(5,521,825)
Loan collections (net of participations)	7,279,284	4,106,227
Net cash used in lending activities	(1,136,616)	(1,415,598)
Net decrease (increase) in trading investments	469,599	(2,482,936)
Gross purchases of held-to-maturity investments	(1,291,345)	(3,111,823)
Gross proceeds from maturities of held-to-maturity investments	1,582,409	3,056,072
Purchase of property	(23,997)	(25,328)
Miscellaneous assets and liabilities	(4,885)	(21,608)
Net cash used in lending and investing activities	(404,835)	(4,001,221)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Gross proceeds	7,295,140	8,575,159
Repayments	(8,937,837)	(6,058,863)
Short-term borrowings:		
Gross proceeds	4,623,116	897,801
Repayments	(3,794,922)	(655,814)
Collections of receivables from members	81,763	83,415
Net cash (used in) provided by financing activities	(732,740)	2,841,698
Cash flows from operating activities		
Loan income collections	2,876,046	2,785,447
Interest and other costs of borrowings	(1,568,064)	(1,708,692)
Income from investments	295,766	309,070
Other income	10,232	14,677
Administrative expenses	(319,873)	(326,031)
Net cash provided by operating activities	1,294,107	1,074,471
Cash allocation to the Fund for Special Operations	(27,200)	(27,200)
Effect of exchange rate fluctuations on cash	11,848	50,633
Net increase (decrease) in cash	141,180	(61,619)
Cash, beginning of year	205,858	267,477
Cash, end of year	$ 347,038	$ 205,858